

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 15, 2016

Timothy A. Johnson
Executive Vice President and Chief Financial Officer
Big Lots, Inc.
300 Phillipi Rd, P.O. Box 28512
Columbus, OH 43228-5311

  Re: Big Lots, Inc.
     Form 10-K for the Fiscal Year Ended January 31, 2015
     Filed March 31, 2015
     File No. 1-08897

Dear Mr. Johnson:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

<u>Note 7 – Share-based Plans, page 57</u>

1. We note your disclosure on page 60 that you issued performance share units during 2014 that vest if certain financial performance objectives are achieved over a three-year performance period. Your disclosure suggests that a grant date and service inception date is not established for these awards until the beginning of the third fiscal year when you communicate the financial performance objectives for the third fiscal year of the award. Please tell us how you determined that the service inception date for these awards does not precede the grant date or otherwise explain why the grant date occurs in the final year of a 3 year performance obligation in turn triggering the service inception date. To the extent applicable, please explain how the awards did or did not meet the criteria in ASC 718-10-55-108 or any other relevant ASC guidance.

Note 9 – Income taxes, page 65

2. We note your disclosure on page 24 that you classified within fiscal 2014 discontinued operations "the U.S. income tax benefit related to the excess tax basis in the common shares of Big Lots Canada, Inc. that we <you> should recover as a worthless stock deduction in 2014." We also note your disclosure on page 66 that the $23.9 million deferred tax asset related to the impaired investment in a foreign subsidiary was recovered as a worthless stock deduction during 2014. Please address the following comments related to your tax treatment for these items:

   • Citing authoritative accounting guidance, where applicable, explain in sufficient detail how you accounted and the related timing for this worthless stock deduction during the periods presented. To assist our understanding, provide us with the related journal entries you recorded.

   • Tell us why you did not record the tax benefit of this deduction in an earlier period, such as the fourth quarter of 2013 when you announced your intentions to cease Canadian operations, as opposed to 2014.

   • You disclose on page 24 that the income tax benefit related to this deduction was $13.8 million. Please explain the difference between this amount and the benefit to your deferred income taxes of $54.7 million discussed on page 31 and the deferred tax asset of $23.9 million on page 66.

Note 16 – Business Segment Data, page 74

3. We note that your seven merchandise categories "match our internal management and reporting of merchandising net sales." You also state in Note 1 that you manage your business based on one segment, discount retailing, which we interpret to mean you believe you have one operating segment. Please reconcile these two statements and explain the reasons why each or some combination of your merchandise categories does not represent an operating segment. Please be detailed in providing the reasons for your determination. As part of your analysis, please tell us how your management structure is organized and the nature of the financial information regularly reviewed by your chief operating decision maker. Please also identify the chief operating decision maker as part of your response. We may have further comment.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant at (202) 551-3254 or me at (202) 551-3849 with any other questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant